

REDCORP

NEWS RELEASE

December 30, 2005

News Release 05-10

Initial Drilling Campaign Results, Lagoa Salgada Property Portugal

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redcorp Empreendimentos Mineiros Unipessoal Lda ("REM") (together, the "Company") announce the completion of the initial exploratory drilling campaign at the Lagoa Salgada copper-zinc-gold-silver massive sulphide project in Portugal.

Diamond drilling by previous owners in the 1990's on the 415 km^2 Lagoa Salgada concession resulted in the discovery of a volcanogenic massive sulphide (VMS) deposit hosted within a series of intensely hydrothermally-altered volcanic rocks. Significant intersections from past drilling programs include hole LS22 which intersected a 65.8 meter interval grading 0.3 % copper, 5.5% lead, 8.7% zinc, 108.7 g/t silver and 1.55 g/t gold. This hole and other significant past drilling results were reported in a previous news release and are posted on the Company's website. The Lagoa Salgada mineralized zones also contain highly anomalous levels of tin and associated alteration mineralogy, similar to the prolific Neves Corvo deposits, currently being mined by EuroZinc Mining Corporation, approximately 70 km southwest.

The 2005 program was designed to step out from work done by previous operators of the property and explore for new massive sulphide deposits. In early 2005 existing gravity data was reprocessed using inversion modeling, incorporating geological data from historic drilling data. The drilling conducted in the initial campaign was done on selected density anomalies generated by the inversion model. A total of five anomalies were targeted but only two anomalies were effectively tested by the drilling program due to technical problems with the drilling. A table and summary of 2005 drilling is found below.

HOLE-ID	AZIMUTH	DIP	LENGTH (m)	Comment
LS05038	225	-75	448	Hole deviated to north and steepened. Target untested.
LS05039	225	-75	392.7	Target tested. No mineralization encountered.
LS05040	205	-75	341.1	Abandoned before target depth reached
LS05041	205	-75	254.4	Abandoned before target depth reached
LS05041A	205	-75	289.1	Abandoned before target depth reached
LS05042	205	-75	560.9	Target tested. No mineralization encountered.

All of the drillholes were pre-collared using a non-coring large diameter drilling rig to penetrate to the basal conglomerate layer of the younger Tertiary-age cover rocks which unconformably overlie the much older Paleozoic rocks. The Paleozoic volcanic-sedimentary rocks are part of the Iberian Pyrite belt which hosts the known massive sulphide bodies of this area. Thickness of the Tertiary cover varies from 150m to 225m in the part of the Lagoa Salgada property investigated by drilling to date. A conventional wireline drill rig continued the holes using NQ and/or BQ size equipment to recover core for geological information and sampling purposes.

LS05038 cut both intermediate to felsic volcanics and black shales in the basement sequence but the hole steepened severely and also turned over a 45 degree arc towards the north, away from the density anomaly. Shale intervals featured 1-4cm pyrite clasts or nodules. Pyrite clasts are extremely fine grained and exhibit bedding textures in some instances. These clasts may be related to nearby massive sulphide

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

mineralization. Petrographic and lithogeochemical samples are currently being processed. Downhole geophysics is planned for this hole to identify any potential off-hole conductive bodies.

LS05039 intersected a sequence of fine-grained volcanic sediments in the basement rocks. This hole passed through the unconformable Tertiary cover contact at a much shallower depth than anticipated. It is thought that the density anomaly may be related to a paleo-topographic high in the basement rocks.

LS05040 cored dominantly coarse-grained felsic volcanics. At 309.75m depth the hole passed through a contact into sedimentary rocks. This hole was abandoned due to drilling difficulty at 341.1m, short of the target depth. Additional geophysical modeling is planned using the new drillhole data to refine the model interpretation.

LS05041 and LS05041A were abandoned well short of their design depth due to drilling difficulties at the bedrock contact. The anomaly remains untested.

LS05042 was drilled to a depth of 560.9m. The hole cut mostly fine grained sediments within the basement volcano-sedimentary rocks. No significant mineralization was encountered, and the geophysical anomaly remains unexplained. Downhole geophysics is planned to further investigate the target.

In early 2006 Redcorp Ventures plans to conduct a down-hole geophysical program to test for off-hole targets in LS05038 and LS05042. In addition, basement depth soundings will be conducted over selected regions of the Lagoa Salgada property. This data will be used to further refine the geophysical models and assist in targeting future drilling. The Company considers that the priority density anomalies at the Lagoa Salgada property remain essentially untested and that the potential for discovery of new massive sulphide zones on the property remains high.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Lagoa Salgada property can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at Lagoa Salgada.



FILE No. 82-1824

Interim Consolidated Financial Statements

for the nine months ended

September 30, 2005

- unaudited -

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775



REDCORP VENTURES LTD.
Consolidated Balance Sheets

		September 30, 2005 (unaudited)		December 31, 2004 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	**965,248**	$	1,807,215
Accounts receivable		**56,958**		285,424
Mineral exploration tax credit		**-**		380,000
Prepaid expenses		**4,146**		56,840
Total current assets		**1,026,352**		2,529,479
Restricted Cash - reclamation bonds		**125,002**		148,106
Long term investment		**-**		17,411
Fixed assets		**81,618**		106,848
Mineral leases and claims		**3,719,272**		3,719,272
Cash and term deposits held for future remediation		**1,438,270**		1,778,097
	$	**6,390,514**	$	8,299,213
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	**60,148**	$	119,652
Asset Retirement Obligation		**398,415**		381,353
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		**43,458,894**		43,453,384
Contributed surplus		**632,247**		601,649
Deficit		**(38,159,190)**		(36,256,825)
Total shareholders' equity		**5,931,951**		7,798,208
	$	**6,390,514**	$	8,299,213





REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2005	September 30, 2004	**September 30, 2005**	September 30, 2004
Oil & Gas Revenue (expense)	**$ -**	$ 11,700	**$ (4,235)**	$ 29,800
Interest revenue	**13,990**	21,527	**41,171**	60,079
Other Income	**-**	-	**800**	-
Gain on Sale of Securities	**97,913**	-	**226,074**	-
	111,903	33,227	**263,810**	89,879
Expenses				
Accretion Expense	**5,103**	5,400	**17,061**	16,200
Exploration costs	**472,492**	2,616,631	**1,569,266**	5,123,963
Project gėneration	**-**	-	**6,352**	1,092
Amortization	**7,912**	7,724	**38,248**	18,000
Communication	**1,037**	1,900	**6,508**	5,765
Fees and taxes	**4,706**	2,647	**27,704**	69,706
Investor Relations - Consulting	**10,500**	10,500	**31,500**	28,000
Legal and audit	**1,671**	6,193	**92,068**	46,969
Office	**3,069**	23,283	**107,613**	122,773
Insurance	**14,273**	12,738	**49,108**	38,872
Rent	**9,291**	8,800	**27,100**	26,251
Salaries	**60,556**	236,697	**182,336**	338,369
Travel	**3,390**	5,015	**11,311**	16,103
	594,000	2,937,528	**2,166,175**	5,852,063
Net Earnings (Loss)	**(482,097)**	(2,904,301)	**(1,902,365)**	(5,762,184)
Deficit, beginning of period				
As previously reported	**(37,677,093)**	(32,369,509)	**(36,256,825)**	(29,463,976)
Adjustment on adoption of new accounting standard	**-**	(64,821)	**-**	(112,471)
As restated	**(37,677,093)**	(32,434,330)	**(36,256,825)**	(29,576,447)
Deficit, end of period	**$ (38,159,190)**	$ (35,338,631)	**$ (38,159,190)**	$ (35,338,631)
Earnings (loss) per share	**$ (0.01)**	$ (0.05)	**$ (0.03)**	$ (0.10)



REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2005	September 30, 2004	**September 30, 2005**	September 30, 2004
Cash provided by (Used in)				
Operations:				
Net loss	**$ (482,097)**	$ (2,904,301)	**$ (1,902,365)**	$ (5,762,184)
Items not affecting cash				
Accretion expense	**5,103**	5,400	**17,061**	16,200
Amortization	**7,912**	7,724	**38,248**	18,000
Gain on sale of securities	**(97,913)**	-	**(226,074)**	-
Stock Compensation Expense	**-**	202,516	**30,598**	230,794
Net change in non-cash operating working capital	**369,366**	77,292	**601,656**	256,284
Asset retirement obligation	**32,362**	(165,078)	**-**	(236,590)
	(165,267)	(2,776,447)	**(1,440,876)**	(5,477,496)
Financings:				
Issuance of share capital for cash,	**5,062**	5,461,831	**5,510**	8,575,850
Investments				
Proceeds on sale of long term investment shares	**104,811**	-	**243,486**	-
Restricted cash - reclamation bonds	**7,620**	-	**23,104**	-
Purchase of fixed assets	**(2,137)**	(1,715)	**(13,018)**	(48,805)
Cash and term deposits held for future remediation	**355,143**	(12,285)	**339,827**	(36,568)
	465,437	(14,000)	**593,399**	(85,373)
Increase (decrease) in cash	**305,232**	2,671,384	**(841,967)**	3,012,981
Cash and term deposits, beginning of period	**660,016**	877,955	**1,807,215**	536,358
Cash and term deposits, end of period	**$ 965,248**	$ 3,549,339	**$ 965,248**	$ 3,549,339



Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiaries Redfern Resources Ltd. and Redcorp Empreendimentos Mineiro Unipessoal Lda.

The information as at September 30, 2005 and for the three and nine month periods ended September 30, 2005 and 2004 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2004.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	September 30, 2005		September 30 , 2004	
	Number	Amount	Number	Amount
Balance, beginning of period	70,502,854	$ 43,453,384	42,330,255	$ 35,185,155
Issued for cash:				
Options exercised	33,750	5,062	185,000	29,600
Warrants exercised			1,832,600	410,150
Private Placement			26,114,999	
				9,015,250
Less Expenses of offering		448		(1,193,171)
Balance, end of period	70,536,604	$ 43,458,894	70,462,854	$ 43,446,984

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2004	2,900,000	$0.25
Granted	425,000	$0.11
Exercised	(33,750)	$0.15
Expired	-	-
Outstanding, September 30, 2005	3,291,250	$0.23

The options outstanding at September 30, 2005 expire between May 3, 2006 and May 24, 2010.



(c) Stock-based compensation:

During the quarter ended September 30, 2005, the Company recognized no compensation costs (quarter ended September 30, 2004 – $202,516) in respect of options granted under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q3 2005	Q3 2004
Risk free interest rate	-	2.00-2.25%
Dividend yield	-	0.00%
Expected lives	-	1-5 years
Volatility	-	41-83%

(d) Share purchase warrants:

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 15,658,278 warrants issued and outstanding at September 30, 2005 which are exercisable as follows:

Balance, December 31, 2004	Issued	Exercised	Expired	Balance September 30, 2005	Exercise price	Expiry
1,152,548				1,152,548	$0.35	Nov 14, 2005
1,757,400				1,757,400	$0.25	Nov 14, 2005
4,133,330				4,133,330	$0.30 - 0.45	March 8, 2006
6,906,858				6,906,858	$0.50	July 16, 2006
1,708,142				1,708,142	$0.50	July 28, 2006
15,658,278				15,658,278		

There were no warrants exercised in the third quarter of 2005. The 1,152,548 outstanding warrants originally expiring on July16, 2005 were extended to November 14, 2005.

3. Commitments and contingencies:

Operating leases:

The Company is party to certain operating leases for office space and office equipment and automobiles:

2005	13,636
2006	25,258
2007 and thereafter	13,794



REDCORP VENTURES LTD.

Interim report
for the nine months ended
September 30, 2005

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying nine month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiaries Redfern Resources Ltd. ("Redfern") and Redcorp Empreendimentos Mineiros Unipessoal Lda. ("REM"), (collectively the "Company"), and related notes for the period ending September 30, 2005. As more fully discussed under the section entitled "*Critical Accounting Estimates and Changes in Accounting Policies*" the Company retroactively adopted new Asset Retirement Obligations policies, effective January 1, 2004. This is more fully discussed in note 2 of the Company's audited annual financial statements for the year ended December 31, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the Hawk gold project in north central British Columbia which is currently inactive. REM holds the active Lagoa Salgada project in Portugal.

During the nine months ended September 30, 2005 the Company did not complete any financing for additional working capital. Total net funds realized through issuance of share capital in the first nine months of 2005 were $5,510 compared to $8,575,850 during the corresponding period in 2004.

Exploration activities during the period were primarily directed at the Lagoa Salgada base-metal massive sulphide property in Portugal. The Company commenced drilling on the property in late July and continued through the reporting period, with drill holes targeted on discrete density anomalies defined by inversion processing of gravity geophysical data, constrained by modelling of the overburden and cover rocks using information gathered from historic drilling and surveys. Drilling has progressed at a very slow pace and is continuing to evaluate the anomalies at this time. At the Tulsequah Project, work continued to complete reclamation and monitor passive treatment systems installed in accordance with Inspectors Directions issued by Environment Canada in 2004. A passive water treatment system was constructed on the lowest level of the old mine and was commissioned at the beginning of July. In the permitting area at Tulsequah, a positive decision on the screening environmental assessment under the Canadian Environmental Assessment Act was received on July 25, 2005.

Critical Accounting Estimates and Changes in Accounting Policies

Effective January 1, 2004 the Company retroactively adopted the new Asset Retirement Obligations (ARO) policy of the Canadian Institute of Chartered Accountants. This change was instituted in January 2005 and required restating of the 2004 interim financial statements referenced in this report. This policy requires the recording of the fair value of the liability for asset retirement obligations (eg. mine site closure and reclamation costs) and capitalization of asset retirement costs as part of the asset's carrying value. As all of the identified obligations are attendant to the Tulsequah Chief project, capitalization of ARO added an additional $540,072 to the recorded capital value of the property. The Company's estimates of asset retirement obligations are subject to change in response to changes in regulatory requirements, the extent of required reclamation and changes in methodology or estimated costs to complete the proposed reclamation.

Based on the most recent resource estimates and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded at this time. The Tulsequah project has a recorded capitalized value of $3,715,072.

Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company uses the fair-value method to record stock-based compensation, details of which are disclosed in note 2 of the accompanying notes to the interim financial statements. The stock-based compensation expense recorded in the nine months ending September 30, 2005 was $30,598 compared to $230,794 in the corresponding period of 2004.

Results of Operations

During the nine months ended September 30, 2005 the Company's total expenditures were $2,166,175 as compared to $5,852,063 in the same period of 2004. This difference principally reflects the fact that exploration expenditures in 2005 have been primarily related to compilation studies and small-scale exploratory drilling at Lagoa Salgada in Portugal and Tulsequah reclamation costs whereas in 2004 the Company was conducting a major exploration and infill drilling program at Tulsequah. Administration and overhead expenses in the nine months ending September 30, 2005 were $596,909 compared to $728,100 in the corresponding period of 2004. Costs in 2005 show increased expenditures for legal and audit fees, insurance, and amortization of leased vehicles in Portugal. Due to reduced activities, salaries, fees and taxes, and travel expenses are lower than the corresponding period in 2004.

Income from interest, and revenue from investment interests in oil and gas properties during the first nine months of 2005 was $37,736 (2004 - $89,879). The reduced revenue relates to reduced



income from Oil and Gas revenue reflecting the Company's share of operating expenses incurred to maintain and prolong the producing well operations, in addition to reduced interest income from reduced cash and term deposits.

During the first nine months of 2005 Redfern sold 330,926 shares of its long-term investment in EuroZinc Mining Corporation ("EuroZinc") to close out its investment holdings. The Company sold 130,926 shares in the three month period ending September 30, 2005 to record a gain from the sale of these securities of $97,913. Gain from sale of these securities in the first nine months of 2005 was $226,074 compared to nil in the same period of 2004.

Exploration activities were split between assessing the feasibility of the Tulsequah project and related permitting expenditures and preparations for and initiation of drilling at Lagoa Salgada in Portugal. In addition, Redfern incurred costs for completing remediation facilities at the Tulsequah project during the period of April through the end of June. Remediation activities were completed in mid-July with ongoing monitoring and evaluation activities continuing through the reporting period. All of the remediation expenses have been recorded as exploration expenditures in the current period pending a review in progress of the asset retirement obligation schedule and any necessary adjustments to the approved plan.

During the first nine months of 2005 the Company recorded a net loss of $1,902,365 compared to a loss of $5,762,184 in the corresponding period of 2004. Consolidated working capital at the end of the period stands at $966,204 compared with $2,409,827 as of December 31, 2004.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first nine months of 2005 and none in 2004. The Company's most significant contractual obligations relate to its current office and office equipment leases and Portugal vehicle leases with commitments totalling $52,688 through to early 2007.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended September 30, 2005 (unaudited):

Quarter ended	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005
Net revenue (Note 1)	$41,460	$18,145	$133,762	$111,903
Net earnings (loss) (Note 3)	$(918,194)	$(459,483)	$(960,785)	$(482,097)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.01)	$(0.01)



Quarter ended	Dec 31, 2003 (re-stated)	Mar 31, 2004 (re-stated)	Jun 30, 2004 (re-stated)	Sep 30, 2004 (re-stated)
Net revenue (Note 1)	$14,811	$24,487	$32,165	$33,227
Net earnings (loss) (Note 3)	$(669,001)	$(286,563)	$(2,571,320)	$(2,904,301)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.04)	$(0.05)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Expenditures have decreased in 2005 relative to 2004 reflecting the completion of major drilling programs at Tulsequah in 2004 and the focus on feasibility assessment and reclamation at Tulsequah in early 2005. Increased expenditures in Portugal reflect the acquisition of the project in late 2004 and the commencement of drilling expenditures in the third quarter. Over the past two years the Company has incurred significant expenditures at the Tulsequah project and is now assessing its options for financing of further project development. Income principally reflects the contribution of oil and gas income and variations in interest income depending on the cash account balances. The Company has fully written down the oil and gas assets and no depletion expense is currently recorded. The net oil and gas expense recorded in 2005 relates to the Company's share of operating expenses incurred to maintain and prolong the producing well operations.

Liquidity and Capital Resources

In the nine months ended September 30, 2005 the Company issued share capital for cash totalling $5,510 (2004 - $8,575,850). Further financing may be required to fund exploration programs and commitments at the Company's principal properties. The Company has no long term debt.

No shares of EuroZinc were sold in 2004 or in the first three months of 2005. In the second quarter Redfern sold 200,000 shares of EuroZinc to record a net gain of $128,161. Redfern sold 130,926 shares of EuroZinc in early July to record a further net gain of $97,913. The cash resources of the Company have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $965,248 remained in cash and cash equivalents at September 30, 2005 (September 30, 2004 - $3,549,339).

The Company received a tax credit of $385,000 (inclusive of interest) for qualifying expenditures incurred in 2004 under the British Columbia Mineral Exploration tax credit program. Under that program the tax credit is issued as a cash payment as the Company has no net taxes payable for 2004.

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government and advancing the project to a positive feasibility and production decision. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. Past remediation expenditures have been funded by withdrawals from this account, less allowance for the top-up funding. Redfern has recorded remediation expenditures in the second quarter and completed an interim withdrawal of $365,000 in the third quarter to cover a substantial portion of these costs. Further expenditures incurred in the third and fourth quarters will qualify for a second withdrawal from the reclamation account in early 2006.

At the Lagoa Salgada property in Portugal the Company is obligated to complete expenditures of €750,000 over the initial two-year contract period plus an additional €50,000 in cash payments to the government. An initial cash payment of €25,000 was made in December 2004 to fulfill the first year instalment of this obligation. A second payment of €25,000 is due in December of 2005.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first nine months of 2005 no property acquisitions were made. REM has made application to the government of Portugal to acquire a new exploration contract area in north-central Portugal covering historic and recent gold occurrences. Acquisition of this contract area is awaiting approval notice from the Portuguese authorities. This process is not dependent on any specific procedural timeline and REM anticipates that final notice may not be received until the end of 2005.

In the second quarter of 2005 Redfern completed the conversion of its mineral claims at the Tulsequah Project to the new "cell" based provincial online mineral title system. This has resulted in a slight adjustment of the boundaries of the claims and elimination of any potential



gaps or fractions between unsurveyed claims. The claim expiry dates were maintained unchanged.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds resulting from tax credits and expense reimbursement from its remediation account should be sufficient to complete the current year's programs and provide working capital into 2006. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.